EXHIBIT 99.4
Trizec Canada Inc.
RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the years ended December 31, 2005 and 2004
(Tabular amounts in US$ millions, except per share amounts)
The following reconciliation of Canadian and United States Generally Accepted Accounting Principles should be read in conjunction with the Consolidated Financial Statements of Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) and the notes thereto for the years ended December 31, 2005 and 2004.
Generally Accepted Accounting Principles as recommended by the Canadian Institute of Chartered Accountants (“CICA”) (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The approximate effect of these principal differences on the Corporation’s statements of income and balance sheets are quantified below and described in the accompanying notes.
There are no differences that affect the statements of cash flows.
A.	Reconciliation of Net Income

For the years ended December 31,	Note	2005	2004

Net Income, as reported under Canadian GAAP		$86.3	90.8
Adjustments to arrive at Net Income based upon U.S. GAAP
Share of earnings of Trizec Properties	1	(2.3)	(4.2)
Dilution gains	1	(0.5)	—
Deferred income taxes	3	0.3	0.3

Income before cumulative effect of a change in accounting principle		83.8	86.9

Share of cumulative effect of a change in accounting principle of Trizec Properties	1	(1.8)	—

Net Income based upon U.S. GAAP		$82.0	86.9

Income per share based upon U.S. GAAP
Basic and Diluted
Income before cumulative effect of a change in accounting principle		$1.40	1.45
Cumulative effect of a change in accounting principle		$(0.03)	—
Net income		$1.37	1.45

Trizec Canada Inc.	1	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

B.	Consolidated Statements of Comprehensive Income

For the years ended December 31,	Note	2005	2004

Net Income based upon U.S. GAAP		$82.0	86.9

Other comprehensive income items
Share of total other comprehensive income of Trizec Properties	4	6.1	0.6
Realized foreign currency translation adjustment	4	(2.6)	(8.1)

Total other comprehensive income (loss)		3.5	(7.5)

Comprehensive Income		$85.5	79.4

C.	Consolidated Balance Sheets

		2005			2004
As at December 31,	Note	Canadian GAAP	Increase (Decrease)	U.S. GAAP	Canadian GAAP	Increase (Decrease)	U.S. GAAP

Assets
Current assets
Cash and cash equivalents		$73.5	—	73.5	56.0	—	56.0
Restricted cash		7.9	—	7.9	7.9	—	7.9
Other assets		17.9	—	17.9	19.6	—	19.6

		99.3	—	99.3	83.5	—	83.5

Investment in Trizec Properties, Inc.	1	797.7	13.3	811.0	760.1	11.8	771.9
Investments and other assets	2	401.4	558.2	959.6	435.0	447.7	882.7
Deferred income taxes	3	112.5	(109.5)	3.0	103.8	(103.8)	—

		$1,410.9	462.0	1,872.9	1,382.4	355.7	1,738.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2	$24.1	160.6	184.7	31.3	50.1	81.4
Exchangeable debentures	2	890.9	(207.1)	683.8	890.9	(207.1)	683.8
Deferred income taxes	3	—	—	—	—	6.0	6.0

		915.0	(46.5)	868.5	922.2	(151.0)	771.2

Shareholders’ Equity
Share capital		376.5	—	376.5	376.5	—	376.5
Contributed surplus		30.2	—	30.2	30.2	—	30.2
Foreign currency translation adjustment	4	14.7	(14.7)	—	17.3	(17.3)	—
Retained earnings (deficit)		74.5	48.9	123.4	36.2	53.2	89.4
Accumulated other comprehensive income	4	—	474.3	474.3	—	470.8	470.8

		495.9	508.5	1,004.4	460.2	506.7	966.9

		$1,410.9	462.0	1,872.9	1,382.4	355.7	1,738.1

Trizec Canada Inc.	2	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

1. Investment in Trizec Properties, Inc.
Trizec Properties, Inc. (“Trizec Properties”) is a publicly-traded U.S. office real estate investment trust, or REIT that prepares its consolidated financial statements in accordance with U.S. GAAP. Under Canadian GAAP, Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting based upon Trizec Properties’ consolidated financial statements adjusted for certain differences from Canadian GAAP. The effect of these differences on Trizec Canada’s balance sheet and statement of income based upon U.S. GAAP are quantified and described below.
Trizec Canada’s Investment in Trizec Properties

As at December 31,	2005	2004

Trizec Properties – Net Assets
Under Canadian GAAP	$2,082.2	1,929.8
Under U.S. GAAP	2,117.1	1,953.6

Difference	$34.9	23.8

Adjustments to arrive at U.S. GAAP
Property book values	$39.4	45.1
Derivative instruments	(3.9)	(19.6)
Cumulative effect of a change in accounting principle	—	4.1
Other	(0.6)	—

Adjustments to arrive at US GAAP	34.9	29.6
Trizec Properties’ restatement – adjustment	—	(5.8)

	$34.9	23.8

Trizec Canada’s share	$13.3	11.8

Trizec Canada’s Share of Earnings of Trizec Properties

For the years ended December 31,	2005	2004

Trizec Properties – Net Income
Under Canadian GAAP	$216.1	113.2
Under U.S. GAAP	205.4	101.3

Difference	$(10.7)	(11.9)

Adjustments to arrive at U.S. GAAP
Property book values	$(5.7)	(10.7)
Derivatives and other	(0.9)	(2.0)
Cumulative effect of a change in accounting principle	(4.1)	0.8

	$(10.7)	(11.9)

Trizec Canada’s share	$(4.1)	(4.2)

a.	Discontinued operations
Under U.S. GAAP, Trizec Canada’s share of Earnings of Trizec Properties under the equity method of accounting is not allocated between continuing and discontinued operations.

Trizec Canada Inc.	3	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

b.	Property book values
Under U.S. GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of higher carrying values of certain properties compared with Canadian GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of CICA Handbook Section 3465 “Income Taxes”.
c.	Derivative instruments
Under U.S. GAAP, Trizec Properties follows Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation’s consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of income. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of income.
Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non-hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.
d.	Dilution gains
The dilution gains under U.S. GAAP are affected as a result of the differentials in carrying values of Trizec Canada’s Investment in Trizec Properties, Inc. compared with Canadian GAAP.
e.	Cumulative effect of a change in accounting principle
Under U.S. GAAP, Trizec Canada adopted the provisions of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations- an Interpretation of FASB Statement No. 143” (“FIN No. 47”), effective December 31, 2005. Certain of Trizec Properties’ real estate assets contain asbestos and although the asbestos is appropriately contained in accordance with current environmental regulations, Trizec Properties’ practice is to remediate the asbestos upon the renovation or redevelopment of its properties. Accordingly, Trizec Properties determined that these assets meet the criteria for recording an asset retirement obligation. The cumulative effect of adopting FIN No. 47 was approximately $4.9 million, and is recorded as a “cumulative effect of a change in accounting principle” on Trizec Properties’ consolidated statement of operations for the year ended December 31, 2005. Under the equity method of accounting, Trizec Canada recognized its share, $1.8 million as a cumulative effect of a change in accounting policy related to the adoption of FIN No. 47. However, under Canadian GAAP, Trizec Canada accounted for this change retroactively and restated prior periods, which resulted in a decrease of $0.3 million in Share of earnings of Trizec Properties for the year ended December 31, 2004.

Trizec Canada Inc.	4	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

f.	Trizec Properties’ restatement – adjustment
Trizec Canada’s share of earnings of Trizec Properties for the year ended December 31, 2005 includes a $2.3 million charge in the fourth quarter to reflect the write-off by Trizec Properties of assets related to a real estate property. The adjustment made by Trizec Properties amounted to approximately $5.8 million and was charged to Trizec Properties’ retained earnings as at December 31, 2002.
2.	Investment in Barrick and exchangeable debentures
For U.S. GAAP purposes, under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the investment in Barrick Gold Corporation (“Barrick”) is required to be carried at market value whereas under Canadian GAAP it is carried at cost, which is $286.2 million. At December 31, 2005, the quoted market value of the investment in Barrick was approximately $844.4 million (2004 — $733.9 million).
Under Canadian GAAP, Trizec Canada accounts for the exchangeable debentures as a hedge of changes in the fair value of the underlying Barrick shares with no requirement to fair value the components through net income. As a result of the application of hedge accounting under Canadian GAAP, Trizec Canada’s deferred gain on a historic redemption of certain exchangeable debentures in the amount of $207.1 million, is recorded as a deferred amount until such time as there is a realization on the disposition of the Barrick shares.
Under SFAS No. 115, the investment in Barrick is classified as a trading security and accordingly changes in the fair value of the Barrick shares are recorded through net income. Under SFAS No. 133, the Corporation records the derivative instrument embedded in the exchangeable debentures at fair value and changes in the fair value are recorded through net income effectively offsetting changes in the fair value of the Barrick shares. For the year ended December 31, 2005, the fair value of the embedded derivative instrument, included in accounts payable and accrued liabilities, is $160.6 million. This is an increase of $110.5 million ($90.5 million, net of tax) compared to the prior year and was effectively offset by a corresponding increase in the fair market value of the investment in Barrick by $110.5 million ($90.5 million, net of tax) compared to the prior year. In addition, under U.S. GAAP the carrying value of the exchangeable debentures as at December 31, 2005 and 2004 was reduced by $207.1 million to $683.8 million, which represents the face value of the debentures, and retained earnings has been increased by $42.1 million ($34.7 million, net of tax) for certain historic differences in the accounting for dilution gains and other items.
3.	Deferred income taxes
The following is in addition to the consequential impact of deferred income taxes on differences previously noted. The deferred income tax asset under U.S. GAAP is decreased by $0.7 million as at December 31, 2005 (2004 — $1.0 million) as a result of the increase in carrying value of Trizec Canada’s investment in Trizec Properties under U.S. GAAP.
4.	Other comprehensive income (loss)
Prior to the issuance of the exchangeable debentures, under SFAS No. 115, the investment in Barrick was considered as an investment “available-for-sale” and accordingly, changes in the fair value of the Barrick shares were recorded in other comprehensive income. Included in accumulated other comprehensive income at December 31, 2005 and 2004 is a historic adjustment in the amount of $562.6 million ($461.2 million, net of tax), which represents the unrealized gain on the investment in Barrick at the date of the original issuance of the exchangeable debentures. When a realization of the investment in Barrick takes place, any gain or loss remaining in accumulated other comprehensive income relating to the investment in Barrick will be reclassified to net income.

Trizec Canada Inc.	5	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

In addition, under U.S. GAAP, Trizec Canada records unrealized foreign currency translation adjustments as part of accumulated other comprehensive income (loss) until they are realized.
Under U.S. GAAP, Trizec Canada records its proportionate share of the other comprehensive income (loss) items of Trizec Properties as a component of its other comprehensive income (loss).
Trizec Canada’s Share of Total Other Comprehensive Income of Trizec Properties

For the years ended December 31,	2005	2004

Trizec Properties — Total other comprehensive income	$15.7	1.3

Trizec Canada’s share	$6.1	0.6

5.	Newly issued accounting standards and recent pronouncements – U.S. GAAP

a.	SFAS NO. 123 (R) “Accounting for Stock-Based Compensation
In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and also supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and its related implementation guidance. SFAS No. 123(R) requires that compensation cost is measured as the fair value of the stock option at the date of grant, eliminates the alternative to use the intrinsic value method of accounting prescribed in APB No. 25, and clarifies and expands the guidance of SFAS No. 123 in several areas. SFAS No. 123(R) is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted, modified, repurchased, or cancelled after the effective date and the cumulative effect of initially applying SFAS No. 123(R), if any, is to be recognized as of the required effective date.
The Corporation does not expect the requirements of SFAS No. 123(R) to have a material impact on its results of operations, financial position or liquidity on adoption.
6.	Newly issued accounting standards and recent pronouncements – Canadian GAAP
a.	CICA Handbook Section 3855 (“CICA 3855”) “Financial Instruments — Recognition and Measurement”
CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. CICA 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3865 “Hedges” and CICA 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3855 and has not yet determined the effect of adoption on its results of operations and financial condition.
b.	CICA Handbook Section 3865 (“CICA 3865”) “Hedges”
CICA 3865 is applicable whenever a company chooses to designate a hedging relationship for accounting purposes. It builds on existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is to be applied and what disclosures are necessary when it is applied. CICA 3865 applies for interim and annual financial statements relating to fiscal

Trizec Canada Inc.	6	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments” — “Recognition and Measurement” and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3865 and has not yet determined the effect of adoption on its results of operations and financial condition.
c.	CICA Handbook Section 1530 (“CICA 1530”) “Comprehensive Income”
CICA 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement” and CICA 3865 “Hedges”.
The Corporation is currently evaluating the impact of adoption of CICA 1530 and has not yet determined the effect of adoption on its results of operations and financial condition.
d.	CICA Handbook Section 3251 (“CICA 3251”) “Equity”
CICA 3251 replaces CICA 3250 “Surplus”. It establishes standards for the presentation of equity and changes in equity during a reporting period. CICA 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required. An entity adopting this CICA for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 – “Financial Instruments — Recognition and Measurement”, CICA 3865 “Hedges”, and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3251 and has not yet determined the effect of adoption on its results of operations and financial condition.

Trizec Canada Inc.	7	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

AUDITORS’ REPORT
To the Directors of Trizec Canada Inc.
In our report to the shareholders of Trizec Canada Inc. dated February 10, 2006, we reported on the consolidated balance sheets of Trizec Canada Inc. as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for the years then ended, as included in this Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related supplemental note entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles” as set forth in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
We conducted our audits, referred to in the paragraph above, in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, such supplemental note, when considered in relation to the consolidated financial statements of Trizec Canada Inc. taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
February 10, 2006
COMMENTS BY AUDITORS FOR UNITED STATES READERS ON
CANADA – UNITED STATES REPORTING DIFFERENCE
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the shareholders dated February 10, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
February 10, 2006

Trizec Canada Inc.	8	Reconciliation of Canadian and United States Generally Accepted Accounting Principles